Mail Stop 3561

January 8, 2008

Mr. Jason G. Weiss
Chief Executive Officer
Aldabra 2 Acquisition Corp.
540 Madison Avenue, 17th Floor
New York, NY 10022

> **Re:** **Aldabra 2 Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A Amendment**
> **No. 1**
> **Filed December 7, 2007**
> **File No. 001-33541**

Dear Mr. Weiss:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have reviewed your response to comment 4 of our letter dated November 27, 2007, we, however, reissue the comment in part. We note your supplemental

disclosure that Madison Dearborn Partners IV, L.P. ("MDP") and OfficeMax
Incorporated ("OfficeMax") indirectly hold ownership interests in Boise Paper
Products ("BPP"). Other than merely being investors, please provide a brief
discussion of the role of MDP and OfficeMax in the management or operations of
BPP in the summary or other appropriate places in the proxy statement.

The Acquisition Proposal, page 53

Background of the Acquisition, page 53

2. Please incorporate your response to comment 26 in the proxy statement. Your
response is more specific than revised disclosure on page 57.

3. Please describe the substance of the meeting on July 20, 2007, with Lazard Freres
& Co. LLC. Also, please identify who attended the meeting.

4. Please specify and provide the details of the meeting where Mr. Souleles
informed Mr. Weiss that equipment issues might cause a decline of $3 to $5
million decline in EBITDA. Also, please disclose any other material discussions
that took place during this meeting(s) or conversation(s).

5. We have reviewed your response to comment 32 of our letter dated November 27,
2007. On page 60, the company discloses that "further negotiations" resulted in a
$24.7 million reduction of the purchase price. Please disclose the factors that
resulted in the reduction of the purchase price. For example, did the draft
Houlihan Lokey fairness opinion or the possible decline of BPP's EBITDA
substantially affect these negotiations?

Factors Considered by the Aldabra Board In Approving the Acquisition, page 61

6. We have reviewed your responses to comments 36 and 40 of our letter dated
November 27, 2007, however, we reissue these comments in part. In this section,
please revise to briefly summarize the discounted cash flow analysis performed
by Houlihan Lokey and how the board used that analysis. Also, please provide a
brief explanation of how the debt servicing obligations affected the discounted
cash flow analysis and how the board considered the Houlihan Lokey fairness
opinion.

7. Please provide a more detailed analysis of the "Negative Factors" and the "Other
Factors," similar to those provided for the Favorable Factors.

8. Other than the Houlihan Lokey fairness opinion, please specify in the financial

> factor which pieces of data, reports, or information gathered by the company (i.e. the Lazard comparable report, etc.) was used in the appropriate factor.

The Houlihan Lokey Fairness Opinion, page 73

9.   We have reviewed your response to comment 57 of our letter dated November 27, 2007, and reissue the comment in part. Please disclose the amount of the fee and reimbursed out-of-pocket expenses paid to Houlihan Lokey. Also, please confirm that Houlihan Lokey was not engaged for any fairness opinions with Aldabra Acquisition Corp. or any other similar blank check companies affiliated with management.

10.   We have reviewed your response to comment 60 of our letter dated November 27, 2007, regarding how the weighted average cost of capital was calculated. Please briefly disclose how the estimated cost of debt and equity were determined, along with the how the debt to equity ratios were determined.

Interests of Certain Persons in the Acquisition, page 81

11.   Please disclose in this section, if true, that if the Aldabra insiders and their respective trusts intend to purchase additional shares of common stock prior to the consummation of the business combination with BPP. Also clarify if they may purchase additional warrants prior to the consummation of the business combination.

Information About Boise Paper Products, page 156

12.   We have reviewed your response to comment 68 of our previous letter, however, we reissue the comment. The proxy statement specifies the production capacity of the uncoated free sheet paper business was 1.5 million short tons in 2006. Please balance this disclosure by presenting the uncoated free sheet paper production capacity for 2005 and for the first three quarters of 2006 and 2007; the actual production volume for the uncoated free sheet paper business in 2005, 2006, and the first three quarters of 2006 and 2007; and similar figures for the other lines in the paper segment. Similarly, the figures for the total production and the total production capacity for the entire paper segment should be clearly noted by the appropriate periods, i.e. year ended 2005, year ended 2006, nine months ended 2006, and nine months ended 2007. A table similar to the sales volume of the paper segment on page 159 may be appropriate.

On page 161, the proxy statement contains similar selective disclosure of the packaging and newsprint segment's production and production capacity. Please include the appropriate figures for year ended 2005, year ended 2006, nine months ended 2006, and nine months ended 2007.

Liquidity and Capital Resources, page 185

Following the Acquisition, page 188

13.   We reviewed your revised disclosure in response to our prior comment 79, noting future cash amounts payable related to (i) the estimated 2008 interest and fee payments of approximately $89 million (or $110 million assuming maximum conversion) as disclosed on page 192, (ii) your 2008/2009 contractual obligations of $119.4 million as disclosed on page 191 and (iii) your estimate of annual capital expenditures to be between $100 – 125 million per year as disclosed on page 188. Considering the foregoing amounts disclosed, please provide a substantive discussion in this section of how you plan to fund each of these obligations based on current operations and your existing and planned credit facilities.

14.   Please provide a risk factor that addresses the specific liquidity difficulties outlined in the previous comment. Also, if appropriate, please discuss how this specific liquidity difficulty may affect the risk of the company to continue as a going concern.

Beneficial Ownership of Securities, page 217

15.   For each entity listed in the table, please provide the name(s) of the natural person(s) that have ultimate voting or dispositive control of shares attributable to Aldabra.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bill Kearns at (202) 551-3727 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin S. Kim at (202) 551-3297 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Philip R. Weingold, Esq.
        Fax (212) 715-8435